

November 4, 2009

By U.S. mail and facsimile to (330) 220-6006

Mr. P. Kelly Tompkins, EVP – Administration and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

>   **RE: RPM International Inc.**
>   **Form 10-K for the fiscal year ended May 31, 2009**
>   **Filed July 28, 2009**
>
>   **File No. 1-14187**

Dear Mr. Tompkins:

   We have reviewed your response letter dated October 27, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended May 31, 2009

2009 Annual Report to Stockholders

Management's Discussion and Analysis, page 18

Critical Accounting Policies and Estimates, page 18

1. We have read your response to comment 2 in our letter dated October 9, 2009. Please confirm our understanding that you believe that the goodwill attributed to the Fibergate reporting unit will not individually materially impact your operating results and thus you have not provided the information requested related to this reporting unit in your response.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding this comment.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant